Exhibit 99.2

PROXY STATEMENT FOR ANNUAL GENERAL MEETING	1
PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2014	4
PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES	5
PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR	6
PROPOSAL 4— AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS	7
PROPOSAL 5— AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR	8
PROPOSAL 6—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES AND TO RESTRICT OR EXCLUDE THE PRE-EMPTION RIGHTS	9
PROPOSAL 7—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2015	10
PROPOSALS FOR THE 2016 ANNUAL GENERAL MEETING	11
DIRECTOR INDEPENDENCE	11
SOLICITATION OF PROXIES	11
WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY	12
OTHER MATTERS	12
INTERXION HOLDING N.V. PROXY CARD	13

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands 31-20-880-7600

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING

To Be Held On June 30, 2015

We are sending you proxy materials in connection with the solicitation of the enclosed proxy by the board of directors (the “Board”) of InterXion Holding N.V. (the “Company”) for use at the Annual General Meeting, and at any adjournments thereof.

The meeting of shareholders to which this Proxy Statement relates constitutes the Annual General Meeting under the laws, rules and regulations of The Netherlands, the United States and the New York Stock Exchange.

Attending the Annual General Meeting

The Annual General Meeting will be held on June 30, 2015, at 9:00 CET, at the Radisson Blu Hotel, Boeing Avenue 2, 1119 PB Schiphol-Rijk, The Netherlands, to consider the matters set forth in the Notice of Annual General Meeting. This Proxy Statement and the form of proxy enclosed are being mailed to shareholders commencing on or about June 9, 2015.

In accordance with our Articles of Association, shareholders must inform the Company in writing of their intention to attend the Annual General Meeting, and the Company must receive such notice by June 24, 2015 before 17:00 Central European Time. Notice to attend the Annual General Meeting should be sent to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. If you own your ordinary shares through a broker, you must also provide the Company with appropriate evidence of ownership of and authority to vote the shares no later than 17:00 Central European Time June 24, 2015. Such evidence may include a copy of the voting instruction card or a brokerage statement reflecting stock ownership as of the record date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Access to the Annual General Meeting is permitted only after verification of personal identification.

Shareholders Entitled to Vote

Only shareholders of record of the ordinary shares, EUR 0.10 nominal value per share, of the Company (the “ordinary shares”) at the close of business on June 2, 2015 according to the share register of American Stock Transfer & Trust Company, LLC, our registrar and transfer agent, or the Company’s shareholders’ register in The Netherlands, or such shareholders’ proxies, will be entitled to attend and vote at the Annual General Meeting. Each ordinary share entitles the holder thereof to one vote on each matter that is voted on at the Annual General Meeting. The number of outstanding ordinary shares entitled to vote on each proposal at the Annual General Meeting is 69,558,941.

Street Name Holders and Record Holders

If you own ordinary shares through a broker, the registered holder of those shares is the broker or its nominee. Such shares are often referred to as held in “street name,” and you, as the beneficial owner of those shares, do not appear in the share register of American Stock Transfer & Trust or our shareholders’ register. For street name shares, there is a two-step process for distributing our proxy materials and tabulating votes. Brokers inform us how many of their clients own ordinary shares in street name, and the broker forwards our proxy materials to those beneficial owners. If you receive our proxy materials, including a voting instruction card, from your broker, you should vote your shares by following the procedures specified on the voting instruction card. Shortly before the Annual General Meeting, your broker will tabulate the votes it has received and submit a proxy card to us reflecting the aggregate votes of the street name holders. If you plan to attend the Annual General Meeting and vote your street name shares in person, you should contact your broker to obtain a broker’s proxy card and bring it to the Annual General Meeting.

If you are the registered holder of ordinary shares, you are the record holder of those shares, and you should vote your shares as described below under “How Record Holders Vote.”

How Record Holders Vote

You can vote at the Annual General Meeting in person or by proxy. We recommend that you vote by proxy even if you plan to attend the Annual General Meeting. You can always attend the Annual General Meeting and revoke your proxy by voting in person.

You can vote by proxy by completing, signing, dating and mailing the enclosed proxy card.

By giving us your proxy, you are authorizing the individuals named on our proxy card, the proxies, to vote your shares in the manner you indicate. You may vote “FOR” or “AGAINST” or “ABSTAIN” from voting on (1) the adoption of our Dutch statutory annual accounts for the financial year 2014, (2) the discharge of the members of our Board from certain liabilities for the financial year 2014, (3) the re-appointment of one non-executive director, (4) award of restricted shares to our non-executive directors as described in the proxy statement, (5) award of performance shares and shares to our executive director, as described in the proxy statement, (6.a) designate the Board to issue shares and to grant rights to subscribe for shares in the share capital of the Company and to restrict or exclude the pre-emption rights in relation to employee incentive schemes as described in the proxy statement, (6.b) designate the Board to issue and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the authorized share capital of the Company as described in the proxy statement, and (7) the appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2015.

If you vote by proxy without indicating your instructions, your shares will be voted FOR:

•	The adoption of our Dutch statutory annual accounts for the financial year 2014;

•	The discharge of the members of our Board from certain liabilities for the financial year 2014;

•	The re-appointment of one non-executive director;

•	Award of restricted shares to our non-executive directors;

•	Award of performance shares to our executive director;

•	The designation of the Board as the authorized corporate body to issue shares and to grant rights to subscribe for shares in the share capital of the Company and to restrict or exclude the pre-emption rights as described in the proxy statement in relation to the Company’s employee incentive schemes;

•	The designation of the Board as the authorized corporate body to issue shares and to grant rights to subscribe for shares in the share capital of the Company representing up to 10% of the authorized share capital of the Company as described in the proxy statement; and

•	The appointment of KPMG Accountants N.V. to audit the annual accounts for the financial year 2015.

Revocation of Proxies

A shareholder may revoke a proxy at any time prior to its exercise by (i) mailing a written notice of revocation of the proxy’s authority to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, (ii) submitting a duly elected proxy bearing a later date or (iii) attending the Annual General Meeting and voting in person. Your attendance at the meeting alone will not revoke your proxy.

Quorum and Votes Necessary for Action to be Taken

The affirmative vote of a majority of the votes cast in person or by proxy at the Annual General Meeting and entitled to vote on the proposal is required to approve each of the proposals set forth in this proxy statement.

Although there is no quorum requirement under our Articles of Association or Dutch law, ordinary shares abstaining from voting will count as shares present at the Annual General Meeting but will not count for the purpose of determining the number of votes cast. Broker non-votes will not count as shares present at the Annual General Meeting or for the purpose of determining the number of votes cast. “Broker non-votes” are shares that are held in “street name” by a bank or brokerage that indicates on its proxy that it does not have discretionary authority to vote on a particular matter.

Each ordinary share will be counted as one vote according to the instructions contained on a properly completed proxy or on a ballot voted in person at the Annual General Meeting. Shares will not be voted in favor of a proposal if either (1) the shareholder abstains from voting on a particular matter or (2) the shares are broker non-votes.

Other Matters

As of the date of this Proxy Statement, our Board does not know of any business that will be presented for consideration at the Annual General Meeting other than the matters described in this Proxy Statement. If any other matters are properly brought before the Annual General Meeting, the persons named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

PROPOSAL 1—ADOPTION OF DUTCH STATUTORY ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR 2014

At the Annual General Meeting, our shareholders will be asked to adopt our Dutch statutory annual accounts for the year ended December 31, 2014 (the “2014 Annual Accounts”). We will also report on the business and the results of operations for the year ended December 31, 2014 based on the 2014 Annual Accounts. We will also discuss the application of the Dutch corporate governance code and the reservation and dividend policy.

Our 2014 Annual Accounts are audited and prepared in accordance with International Financial Reporting Standards. The 2014 Annual Accounts contain certain disclosures not required under generally accepted accounting principles in the United States (“US GAAP”). A copy of the 2014 Annual Accounts can be accessed through our website, www.interxion.com, and may be obtained free of charge by request to Investor Relations, InterXion Holding, N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. Approval of this proposal will constitute approval of the matters set forth in the 2014 Annual Accounts.

Under Dutch law, we are required to provide shareholders with an opportunity to discuss our dividend policy and any major changes in that policy. Shareholders are not entitled to adopt a binding resolution determining our future dividend policy.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF OUR 2014 ANNUAL ACCOUNTS.

PROPOSAL 2—DISCHARGE OF THE MEMBERS OF OUR BOARD FROM CERTAIN LIABILITIES

At the Annual General Meeting, as permitted under Dutch law and customary for Dutch companies, we are asking our shareholders to discharge the members of our Board from certain liabilities with respect to the exercise of their management and supervisory duties during our financial year ended December 31, 2014. If our shareholders approve this discharge of certain liabilities, then the persons concerned will not be liable to the Company for actions that they took on behalf of the Company in the exercise of their duties during the financial year 2014. However, the discharge does not apply to matters that are not disclosed to our shareholders, and it does not affect the liability, if any, of our Board to our shareholders. The discharge is also subject to the provisions of Dutch law relating to liability upon bankruptcy.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DISCHARGE OF THE MEMBERS

OF OUR BOARD FROM CERTAIN LIABILITIES FOR THE FINANCIAL YEAR 2014.

PROPOSAL 3—RE-APPOINTMENT OF ONE NON-EXECUTIVE DIRECTOR

Pursuant to the Company’s Articles of Association, the term of the class II directors Mr. Rob Ruijter and Mr. Robert Manning shall expire immediately following this Annual General Meeting. The Board, after due consideration, recommends that Mr. Ruijter is re-appointed for a three-year term (such that Mr. Ruijter’s term shall expire immediately following the Annual General Meeting in 2018) as non-executive director. On 3 June 2015 Baker Capital’s shareholdings in the Company decreased to less than 1% of the Company’s outstanding ordinary shares, which means that Baker Capital no longer has the right to nominate any directors.

Rob Ruijter, non-executive director

Mr. Ruijter was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004 and the Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company now the Nielsen company) between 2004 and 2007. In 2009 and 2010 he served as the Chief Financial Officer of ASM International N.V. (a publicly listed manufacturer of electronic components) and in 2013 as the interim Chief Executive Officer of Vion Food Group N.V.

Mr. Ruijter currently serves on the Board of Inmarsat Plc as non-executive director, as well as on the Supervisory Boards of Wavin N.V. (a manufacturer of piping) and Ziggo N.V. as Chairman of the Audit Committee. He also serves on the Supervisory Board of Delta Lloyd N.V. as Chairman of the Remuneration Committee and a member of the Audit and Risk Committees. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the Association of Corporate Treasurers in the UK.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF ROB RUIJTER

AS NON-EXECUTIVE DIRECTOR.

PROPOSAL 4—AWARD OF RESTRICTED SHARES TO OUR NON-EXECUTIVE DIRECTORS

For the fiscal year 2015 the annual cash compensation for each non-executive director is EUR 40,000 gross per annum (which is the same as for the fiscal year 2014).

For the fiscal year 2015, the cash fees for committee participation are listed below:

•	Audit Committee. Each member of the Company’s Audit Committee will receive an additional EUR 20,000 gross per annum and the Chairman of the Company’s Audit Committee will receive an additional EUR 10,000 gross per annum;

•	Compensation Committee. Each member of the Company’s Compensation Committee will receive an additional EUR 5,000 gross per annum and the Chairman of the Company’s Compensation Committee will receive an additional EUR 5,000 gross per annum.

Cash fees for committee participation have not changed compared to 2014.

At the Annual General Meeting, our shareholders will be asked to approve the following adjustment to the share compensation of the non-executive directors for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting.

Each non-executive director will be awarded restricted shares equivalent to a value of EUR 40,000 under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on 26 March 2014; available at www.sec.gov) and containing the following key terms:

•	The number of restricted shares will be set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the Annual General Meeting;

•	All of these restricted shares will vest on the day of the next Annual General Meeting subject to the non-executive director having served for the entire period;

•	The restricted shares will be locked up (non-exercisable) for a period that will end three years from the date of award or on the date the non-executive director ceases to be a director of the Company, whichever is sooner;

•	Upon change of control, these restricted shares will vest immediately and any lock provisions will expire.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF RESTRICTED

SHARES TO EACH OF OUR NON-EXECUTIVE DIRECTORS WITH A VALUE OF EUR 40,000.

PROPOSAL 5—AWARD OF PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR

As part of the total compensation package, and in accordance with the terms of the Company’s 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on 26 March 2014; available at www.sec.gov), our executive director is eligible for Performance Share Awards.

Participation in our Long-term Incentive Performance Shares Award program is considered an integral part of the total on target compensation package offered to our executive director. This compensation package is reviewed annually by our Compensation Committee with the support of its external advisor Mercer is compared to the market and our peer group of 17 US and European companies of comparable size and orientation for whom we compete for talent. The compensation package of our executive director is tied directly to the performance of our business to ensure continuous, profitable growth and value creation for our shareholders.

For 2014, as was the case in prior years, 100% of the targets for our executive director were performance based and at risk and based on revenue, adjusted EBITDA, and individual objectives for 2014.

The proposed award of performance shares to our executive director for the fiscal year 2014 is based on the following parameters and calculations:

•	The on target annual Long Term Incentive (“LTI”) value for 2014 was 300% of the Executive Director’s base salary (EUR 550,000) and translated into an on target level of 91,140 performance shares.

•	The actual number of performance shares that is to be awarded depends on the individual’s and the Company’s performance measured by the achievement of revenue, adjusted EBITDA, and individual objectives (focused on improving operational efficiency) versus those in the company’s budget for 2014.

•	On the basis of the actual Company and individual performance for 2014, the LTI achievement level was 103.67% of target, which translates into an initial award level of 94,485 performance shares (the “Initial Award”).

•	The first 50% of the Initial Award (47,243 performance shares) will be awarded upon approval by the 2015 Annual General Meeting. Of the Initial Award, 23,621 performance shares will vest upon award but will be locked up until 31 December 2015 and 23,622 performance shares will vest on 1 January 2016.

•	The remaining 50% of the Initial Award (47,243 performance shares) is subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015 and is subject to approval by the shareholders at the 2016 Annual General Meeting.

•	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE AWARD OF 47,243

PERFORMANCE SHARES TO OUR EXECUTIVE DIRECTOR.

PROPOSAL 6—DESIGNATE THE BOARD AS THE CORPORATE BODY OF THE COMPANY

AUTHORIZED TO ISSUE SHARES, TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES AND

TO RESTRICT OR EXCLUDE THE PRE-EMPTION RIGHTS

The Company’s Articles of Association provide that the Board has been designated by the General Meeting as the corporate body of the Company which will be authorized to issue shares or grant rights to subscribe for shares representing 100% (one hundred per cent) of the shares of the Company’s authorized share capital as this reads or will read at any time, with the power to restrict or exclude the right of pre-emption thereto. This designation will end on 28 January 2016, but may each time be extended by the General Meeting for a period not exceeding five years.

a.    In accordance with the terms of the Company’s previous 2011 International Stock Option and Incentive Master Award Plan and its current 2013 Amended International Equity Based Incentive Plan (which is an exhibit to the Form 6-K filed by the Company on 26 March 2014; available at www.sec.gov), the Company may award up to 5,273,371 shares to its directors and employees under long term incentive agreements. Since 2011 the Company has awarded 3,238,443 shares to meet commitments under its long term incentive plans. To date 921,090 of these shares have actually been issued to participants. In order to allow the Company to continue to issue shares out of this pool to meet its obligations under its long term incentive plans, it is proposed to extend by 18 months (until 29 December 2016) the designation of the Board as the corporate body of the Company which will be authorized to issue the remaining 4,352,281 shares or grant rights to subscribe for these shares (which represent approximately 2% of the Company’s currently authorized share capital) with the power to restrict or exclude the right of pre-emption thereto.

b.    In order to allow the Company to be sufficiently flexible in relation to its funding requirements, it is also proposed to extend by 18 months (until 29 December 2016) the designation of the Board as the corporate body of the Company which will be authorized to issue shares or grant rights to subscribe for shares representing 10% of the Company’s currently authorized share capital.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD

FOR A PERIOD OF 18 MONTHS STARTING ON THE DATE OF THIS ANNUAL GENERAL

MEETING AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE

SHARES OR GRANT RIGHTS TO SUBSCRIBE FOR UP TO 4,352,281 SHARES, WITHOUT

PRE-EMPTION RIGHTS ACCRUING TO SHAREHOLDERS FOR THE PURPOSE OF THE

COMPANY’S EMPLOYEE INCENTIVE SCHEMES;

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE DESIGNATION OF THE BOARD

FOR A PERIOD OF 18 MONTHS STARTING ON THE DATE OF THIS ANNUAL GENERAL

MEETING AS THE CORPORATE BODY OF THE COMPANY AUTHORIZED TO ISSUE

SHARES OR TO GRANT RIGHTS TO SUBSCRIBE FOR SHARES, UP TO 10% OF THE

CURRENT AUTHORIZED SHARE CAPITAL OF THE COMPANY.

PROPOSAL 7—APPOINTMENT OF KPMG ACCOUNTANTS N.V. TO AUDIT THE ANNUAL

ACCOUNTS FOR THE FINANCIAL YEAR 2015

The Company’s Articles of Association provide that the Shareholders at the Annual General Meeting instruct an auditor to examine the Annual Accounts drawn up by the Board, to lay a report of their findings before the Board and to make a statement with regard thereto.

The affirmative vote of the holders of an absolute majority of shares present in person or represented by proxy and entitled to vote is required to instruct KPMG Accountants N.V. to act as independent auditor for the year ending 31 December 2015.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF KPMG

ACCOUNTANTS N.V. TO AUDIT ACCOUNTS FOR THE FINANCIAL YEAR 2015.

PROPOSALS FOR THE 2016 ANNUAL GENERAL MEETING

Because we are a Dutch public limited company whose shares are traded on the New York Stock Exchange, both U.S. and Dutch rules and timeframes apply if you wish to submit a candidate for our Board to be considered for election at the 2016 Annual General Meeting or if you wish to submit another kind of proposal for consideration by shareholders at the 2016 Annual General Meeting.

Under our Articles of Association, if you are interested in submitting a proposal to be presented at the 2016 Annual General Meeting, you must fulfil the requirements set forth in our Articles of Association, and we must receive your proposal at our office as set forth below no later than 60 days before the annual general meeting:

InterXion Holding N.V.

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

You may contact us at Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, for a copy of the relevant provisions of the Company’s Articles of Association regarding the requirements for making shareholder proposals.

DIRECTOR INDEPENDENCE

New York Stock Exchange rules and regulations require listed companies to have a Board comprised of a majority of independent directors. The board has determined that each of Frank Esser, Mark Heraghty, Rob Ruijter and Jean F.H.P. Mandeville has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is “independent” under NYSE listing standards. These four independent directors constitute a majority. The remaining directors are considered to be non-independent.

Under the New York Stock Exchange listing standards, no director qualifies as independent unless the board of directors of the Company affirmatively determines that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company, which would impair such director’s independence. In making its determination regarding director independence, the board applies independence standards that conform to the independence requirements of the New York Stock Exchange. The board considers all relevant facts and circumstances in making its independence determination.

SOLICITATION OF PROXIES

The Company is paying the costs for the solicitation of proxies, including the cost of preparing and mailing this Proxy Statement. Proxies are being solicited primarily by mail, but in addition, the solicitation by mail may be followed by solicitation in person, or by telephone or facsimile, by regular employees of the Company without additional compensation. The Company will reimburse brokers, banks and other custodians and nominees for their reasonable out-of-pocket expenses incurred in sending proxy materials to the Company’s shareholders.

WHERE YOU CAN FIND MORE INFORMATION ABOUT THE COMPANY

The Company files annual and current reports with the Securities and Exchange Commission (“SEC”). You may read and copy any of the reports or other materials that the Company files with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the reports and other materials we file electronically with the SEC. The address of that website is http://www.sec.gov. You may also obtain copies of this information by mail from the Public Reference Room at the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the Annual General Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

By:	/s/ David C. Ruberg
	Name:	David C. Ruberg
	Title:	Chief Executive Officer

June 9, 2015

A copy of the our Dutch statutory annual accounts for the financial year ended December 31, 2014 is available without charge upon written request to: Investor Relations, InterXion Holding N.V., Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands.